

Mail Stop 3720

July 9, 2009

Mr. Gary Shell
Chief Financial Officer
EMS Technologies, Inc.
660 Engineering Drive
Norcross, Georgia 30092

      RE: **EMS Technologies, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed March 16, 2009
              File No. 000-06072

Dear Mr. Shell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director